Mail Stop 4-6

May 16, 2005

Mr. Darwin Hu
Chief Executive Officer
Syscan Imaging, Inc.
1772 Technology Drive
San Jose, California 95110

Re:	Syscan Imaging, Inc.
	Registration Statement on Form SB-2 filed April 25, 2005
	File No. 333-124313

	Form 10-KSB for the year ended December 31, 2004
	File No. 0-27773

Dear Mr. Hu:

      This is to advise you that we have limited our review of the above registration statement and periodic filing to the matters addressed in the comments below. No further review of the registration statement and periodic filing has been or will be made.
All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form SB-2

Selling Stockholders

1. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are non-reporting entities. We note that certain selling securityholders, such as Iron
Horse Capital LLC, do not have such required disclosure. Please see
Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

2. Please disclose whether any selling securityholder other than Starboard Capital Markets, LLC is a registered broker-dealer. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

3. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution

4. We note your disclosure stating that "[t]he selling stockholders may also sell shares of [y]our common stock short and redeliver the securities to close out their short positions." Please confirm that your selling securityholders are aware of Interpretation A.65 of our
July 1997 Manual of Publicly Available Telephone Interpretations.

Item 16. Exhibits

5. Please file your legality opinion as soon as possible.

Signatures

6. Please identify the person signing in the capacity of the controller (or principal accounting officer) signing the registration statement. Please see the Instructions to Signatures on Form SB-2 for additional guidance.


Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures

7. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission`s rules and forms. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are effective with respect to the foregoing requirement.
Please see Rule 13a-15(e) of the Exchange Act for additional guidance.

8. We note your qualifying statement under "Limitations on the Effectiveness of Controls." Please confirm whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

9. We note your disclosure that "there were no significant changes in
[y]our internal controls over financial reporting that occurred during the quarter ended December 31, 2004." Please note that Item
308 of Regulation S-B requires the disclosure of "any" change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls for the quarter ended December 31, 2004.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile

	Douglas S. Ellenoff, Esq.
	Jody R. Samuels, Esq.
	Ellenoff Grossman & Schole LLP
	370 Lexington Avenue, 19th Floor
	New York, New York 10017
	Telephone: (212) 370-1300
	Facsimile:  (212) 370-7889